

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2020

Deric D. Bryant
Chief Executive Officer
ChampionX Holding Inc.
c/o Ecolab Inc.
1 Ecolab Place
St. Paul, MN 55102

> **Re: ChampionX Holding Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 17, 2020**
> **File No. 333-236380**

Dear Mr. Bryant:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Information about Apergy, page 84

1. We note the use of the capitalized term "Net Promoter Score" in this section. Please explain what the Net Promoter Score (NPS) measures, how it was calculated, what your NPS was in the Kimberlite Oilfield Research survey, and why it is significant to your business.

You may contact Christie Wong at 202-551-3684 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Charles W. Mulaney, Jr., Esq.